Axon Enterprise, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

October 9, 2019

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
Attn: Ernest Greene or Anne McConnell
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re: Axon Enterprise, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-16391

Dear Mr. Green or Ms. McConnell,

On behalf of Axon Enterprise, Inc. (“Axon” or the “Company”), I am submitting this letter in response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated September 26, 2019 (the “Comment Letter”) with respect to the filing referenced above. We have reviewed the Comment Letter and provided the responses set forth below. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Comment Letter.
Form 10-K for the Year Ended December 31, 2018
Financial Statements
1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, Deferred Revenue and Accounts and Notes Receivable, page 59

1. You state that you derive revenues from two primary sources (1) the sale of physical product including but not limited to CEWs, Axon cameras and Axon signal enabled devices and (2) subscriptions to your Axon Evidence management software as a service. You state that many of your products and services are sold on a standalone basis and you also bundle your hardware products and services together and sell them to customers in a single transaction. Please address the following:

•You indicate you enter into contracts that can include various combinations of products and services, each of which is generally distinct and accounted for as a separate performance obligation. More fully explain to us how you determine your products and services are capable of being distinct and are distinct within the context of the contract. Also, since you indicate your combination of products and services are generally distinct, tell us any circumstances when you determine your products and services are not distinct, explain how you account for such contracts, and quantify the revenue from such contracts, if possible. Refer to ASC 606-10-25-19 through 25-22;

Response: In our contracts with customers that include multiple promised products and services, we first apply ASC 606-10-25-20 to assess whether the customer can benefit from the product or service either on its own or in conjunction with other readily available resources. Our Conducted Energy Weapon (CEW) hardware products and accessories are regularly sold on their own to customers. While our camera products are most often sold together with docks and other hardware and bundled with our Axon Evidence software-as-a-service, we also have transactions where we sell cameras, docks, and other hardware on their own to customers who have on-premise storage solutions for their video data. We also separately sell add-on and renewal Axon Evidence software-as-a-service subscriptions. Our customers are able to use our CEW products and accessories as well as our camera, dock, and Axon Evidence products and services both on their own and in conjunction with other readily available resources, including those that we sell separately.
After applying ASC 606-10-25-20, we then apply ASC 606-10-25-21 to assess whether the promises to transfer our products and services to the customer are separately identifiable from other promises in the contract. The services we provide to integrate the products and services in our contracts are not significant, as our customers’ deployments of both our CEW and camera hardware are not highly complex and do not involve extensive effort from us, such that individual products and services are inputs to deliver a combined output. Additionally, the products and services promised in our contracts do not significantly modify or customize the other products and services in the contracts. Finally, while we do have some products and services that could be considered highly interrelated, such as cameras and docks or cameras, docks, and Axon Evidence software-as-a-service, we consider whether the separate products affect one another such that the functionality of either item changes. If two or more products and services in the same contract are related, but do not alter the functionality of one another, we do not consider them to be delivering a combined output or to be significantly affecting each other and therefore they are distinct in the context of the contract.

While the vast majority of our bundled offerings combine distinct products and services, we do have circumstances where we have determined multiple promises to the customer are not capable of being distinct or are not distinct in the context of the contract.

Our unlimited TASER cartridge program is a commercial offering where not all of the promises are distinct. This program includes a promise of a fixed number of scheduled training cartridge deliveries during the term of the arrangement as well as a promise to stand-ready to deliver an unlimited number of cartridges and batteries for use in the line of duty at the customer’s request. We do not regularly offer on a standalone basis an arrangement for customers to purchase an unlimited number of duty cartridges. Training and duty cartridges can be used interchangeably in a training environment and since the customer has the contractual right to unlimited duty cartridges under the unlimited plan, they essentially have the right to unlimited cartridges that can be used in a training environment, which is substantially similar to having access to an unlimited number of training cartridges.

As a result, the upfront delivery of a fixed number of training cartridges is a distinct promise, and therefore a separate performance obligation. The promises of future scheduled training cartridge deliveries are so highly interrelated with the promise to provide an unlimited number of duty cartridges that we have concluded these promises are not distinct in the context of the contract.

We apply ASC 606-10-25-18(e) and Transition Resource Group Memo No. 16 to this program and due to the unlimited nature of these arrangements in which we are obligated to deliver unlimited products at the customer’s request, we account for these arrangements as stand-ready obligations, and recognize revenue ratably over the contract term as this depicts the benefit to the customer of having ongoing access to cartridges evenly over that period of time. Cost of product sales is recognized as the products are shipped to the customer.

In 2018, we recognized approximately $3.8 million in revenue from our unlimited cartridge program.

Additionally, certain customer contracts may include unusual terms that result in promised goods or services not being distinct within the context of the contract, such as a highly customized customer solution comprised of highly interrelated promises that deliver a combined output. However, these contracts are generally not material and occur infrequently.

•You indicate for contracts with multiple performance obligations, you allocate the contract transaction price to each performance obligation using your estimate of the standalone selling price of each distinct good or service in the contract. More fully explain to us how you determine each performance obligation and how you estimate standalone selling prices. Tell us what products and services are generally sold separately. Also, explain to us what consideration you give to using customary discounts or other adjustments to list prices, as applicable, how you allocate trade-in allowances, and how you estimate amounts allocated to stand ready obligations. Refer to ASC 606-10-32-31 through 32-41;
Response: We identify each performance obligation in the contract by following ASC 606-10-25-19 through 25-22 to determine which goods and services are distinct as described more fully in our response to the first bullet point above.
We apply ASC 606-10-32-32 through 32-34 in estimating the standalone selling prices of our products and services. A performance obligation’s standalone selling price is the price at which an entity would sell the good or service separately to a customer. The best evidence for establishing standalone selling price is an observable price from standalone sales of the performance obligation in similar circumstances to similar customers. The list price of a good or service may be considered the standalone selling price if it meets that objective.

On at least an annual basis, we analyze standalone sales of our products and services by reviewing the sales activity of those products and services during the year that has just been completed. For example, in establishing standalone selling prices for 2019, we analyzed standalone transactions that occurred during 2018. After excluding sales transactions that consist of multiple performance obligations, we analyze the distribution of these standalone transactions. In our most recent analysis of standalone transactions, greater than 90% occurred at list price.

The outcome of our analysis determines the standalone selling prices we establish for the subsequent calendar year, which generally equates to the list prices of our goods and services from the calendar year that has just been completed.

For goods or services where the standalone selling price is not directly observable through analysis of standalone sales, we determine the standalone selling price using information that may include market conditions, time value of money and other observable inputs. For example, if we have similar commercial offerings with multiple performance obligations and the only difference between two commercial offerings is that one includes a particular performance obligation while the other does not, we will look at the difference in the selling prices of the two offerings as indicative of the standalone selling price of that particular performance obligation.

Our TASER CEW products and related accessories such as cartridges and batteries are generally sold separately, in both direct transactions with law enforcement agencies and through our indirect distribution channel. Our Software & Sensors products, including Axon cameras, other Signal enabled devices, and other hardware, are most often sold together in bundles with our Axon Evidence software-as-a-service. However, we also have standalone transactions where we sell cameras, docks, and other hardware on their own to customers who have on-premise storage solutions for their video, or as replacements or separately purchased spares.

For our Axon Evidence software-as-a-service offerings, we consider standalone transactions to be those transactions where a customer is adding new Axon Evidence users, transactions where a customer is renewing their Axon Evidence subscription, as well as transactions in which a customer converts a previously purchased camera for use with an on-premise solution to Axon Evidence.

It is not customary for us to offer discounts or other significant adjustments to list prices in our standalone transactions other than in bundled transactions.

In our bundled transactions where customers are purchasing multiple products and services together in a single transaction spanning multiple years, our bundled pricing strategy includes inherent discounts off the standalone list prices for those products and services. These discounts are reflected in the transaction price of the bundled transactions and allocated on relative standalone selling price basis to the performance obligations included in the bundle.

We consider trade-in allowances, or credits, to be a form of discounting on transactions for customers to purchase new products from us and do not ascribe any value to the hardware that is being traded in when we receive it, as we do not consider this hardware to meet the definition of an asset. We account for trade-in credit discounts as a reduction of the transaction price and then allocate the total transaction price proportionately to each performance obligation in the contract, as we do not have observable evidence that the entire discount on the transaction applies to fewer than all of the performance obligations in the contract.

As described above, we account for our unlimited cartridge program as a stand-ready performance obligation. We establish the standalone selling price for this program by analyzing standalone sales activity as further described above.

•You disclose performance obligations to deliver products including CEWs, cameras and related accessories are generally satisfied at a point in time. More fully explain to us when performance obligations to deliver these products are not satisfied at a point in time. Specifically address when and how you recognize revenue for contracts that bundle Axon cameras and Axon signal enable devises with Axon Evidence and cloud services and explain to us if Axon cameras and signal enabled devices are functional without Axon Evidence and/or cloud services;
Response: The primary commercial offering in which hardware accessories are not satisfied at a point in time is when CEW cartridges and batteries are provided in our unlimited cartridge program bundled offering, which, as described earlier in our response to the first bullet point above, is accounted for as a stand-ready performance obligation under ASC 606-10-25-18(e).

Axon Signal enabled devices are our hardware devices, including CEWs and cameras, that feature sensors that allow law enforcement agencies to determine and select a trigger event that alerts the cameras to begin recording. Such a trigger event could be a light bar activation in a police patrol car or when a TASER CEW or a firearm is removed from its holster. Axon Evidence and cloud services are the software storage and data management solutions that enable customers to manage and store the video data from the cameras.

In contracts that bundle Axon cameras and Axon Signal enabled devices with Axon Evidence and cloud services, we consider the hardware products to each be distinct performance obligations from the Axon Evidence and other cloud services. Axon cameras and Axon Signal enabled devices are both capable of being distinct and are distinct within the context of the contract, as they are also sold in standalone transactions and have functionality without Axon Evidence. Axon Evidence is also both capable of being distinct and distinct in the context of the contract as it is sold in standalone add-on and renewal transactions and has functionality to view, manage, and store video evidence uploaded from devices other than Axon cameras. Additionally, other cloud services, which include add-on subscriptions for automatic evidence tagging and redacting videos, are also capable of being distinct as these services are sold in standalone transactions and have value to customers in conjunction with Axon Evidence, which is a readily available resource the customer has already obtained. Our cloud services add-on subscriptions are distinct in the context of the contract as the promises are separately identifiable by the customer and may be transferred individually by first providing access to Axon Evidence and subsequently providing access to the add-on cloud services.

Axon cameras and Axon Signal enabled devices are functional without Axon Evidence and cloud services. While our camera products are most often sold together with docks and other hardware and bundled with our Axon Evidence software-as-a-service, we also have transactions where we sell cameras, docks, and other hardware on their own to customers who have on-premise storage solutions for their video data. Customers are capable of offloading data from the cameras onto an on-premise solution. Conversely, customers may also benefit from Axon Evidence without any of the other products or services in the contract, as customers may upload videos from other hardware devices and manage their data on the Axon Evidence software-as-a-service platform.

We allocate the contract transaction price to each distinct performance obligation based on its standalone selling price. The revenue allocated to the Axon cameras, related accessories and any Axon Signal enabled devices included in the contract is recognized at the point in time that control of the hardware is transferred to the customer, which is generally at the point in time we ship the product, as this is when the customer obtains control of the asset under our standard terms and conditions. The revenue allocated to Axon Evidence and any other cloud services included in the contract is recognized over time as the customer receives and consumes the benefits of these services over the stated service period.

•More fully explain to us how you recognize revenue for bundle services, including how you recognize revenue under the extended payment plan for Taser 60. Address if the annual payments compensate you for your performance to date. Refer to ASC 606-10-25-27 and ASC 606-10-55-11 through 55-15; and

Response: As discussed above, Axon cameras and Axon Signal enabled devices are functional without Axon Evidence and cloud services. While our camera products are most often sold together with docks and other hardware and bundled with our Axon Evidence software-as-a-service, we also have transactions where we sell cameras, docks, and other hardware on their own to customers who have on-premise storage solutions for their video data. Customers are capable of offloading data from the cameras onto an on-premise solution. As discussed above, conversely, customers may also benefit from Axon Evidence without any of the other products or services in the contract, as customers may upload videos from other hardware devices and manage their data on the Axon Evidence software-as-a-service platform.
TASER 60 is our installment purchase arrangement which allows customers to purchase CEWs by making five annual installment payments, with the first payment invoiced upon the shipment of the hardware and the next four payments invoiced on the subsequent four annual anniversaries. The performance obligations in a standard TASER 60 arrangement include a CEW, a battery, a holster, a fixed number of training cartridges, and a service-type extended warranty on the hardware. The annual payments in this program only partially compensate us for our performance to date, as most of our performance occurs upfront when we fulfill the hardware performance obligations, while the annual payments typically occur evenly over the five-year term of the contract.

We consider it probable that we will collect substantially all of the consideration to which we are entitled in these arrangements. Our typical customers are creditworthy government agencies and municipalities.

As the nature of this program involves fulfilling performance obligations to the customer upfront and then being paid for those goods over multiple years, we adjust the transaction price in TASER 60 arrangements for a significant financing component, which is recognized as interest income rather than as revenue.

After adjusting the transaction price for the significant financing component, we allocate the remaining transaction price to the performance obligations based on their standalone selling prices. Finally, we recognize revenue on the CEW and related hardware accessories at the point in time control transfers to the customer, which is generally at the point in time we ship the product, as this is when the customer obtains control of the asset under our standard terms and conditions. The revenue allocated to the extended warranty is recognized as the customer receives and consumes the benefits, which is ratably over the period of coverage for the warranty. As the performance obligations in our TASER 60 arrangements are primarily satisfied at a point in time, ASC 606-10-25-27 and ASC 606-10-55-11 through 55-15 do not apply to these arrangements.

•In a risk factor, you indicate you sell products and services to distributors and through direct sales. Tell us what consideration you gave to presenting disaggregated revenue by end user in accordance with ASC 606-10-50-5.

Response: In determining the appropriate categories to use to disaggregate revenue by major source for purposes of our disclosure, we started with the requirements of paragraph 606-10-50-5, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Paragraph 606-10-55-90 provides considerations of what an entity should consider when selecting the type of categories to use to disaggregate revenue --

“When selecting the type of category (or categories) to use to disaggregate revenue, an entity should consider how information about the entity’s revenue has been presented for other purposes, including all of the following:

a. Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations)
b. Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments
c. Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions.”

The information about our revenue that we disclose to investors and users of our financial statements is the same that is used by our chief operating decision maker for evaluating the financial performance of operating segments and making resource decisions. In our earnings releases, annual reports, and investor presentations, we present revenue for our reportable segments – TASER and Software & Sensors. Additionally, we disclose total revenues relating to customers located in the United States and total international revenues. Information about our revenue that is shown to and used by our Board of Directors is also disaggregated by operating segment.

In applying guidance of paragraph 606-10-55-90, we considered whether the disclosure of disaggregated revenue in our Notes to our Financial Statements should consist of revenue by sales channel (i.e., distributors vs. direct sales). We noted that sales of products and services to distributors follow the same revenue recognition patterns as direct sales of products and services as those patterns are based on the nature of the products and services. As our distributors subsequently sell these products and services to law enforcement agencies, and our sales to distributors do not have return rights, the market risks are the same for both our direct and indirect sales activity.

We do not present this level of disaggregation internally, and it is not used to make resource decisions. As a result, we concluded that this disaggregation of revenue does not provide additional meaningful information to the readers of our financial statements.

We also looked to paragraph 606-10-55-91 and considered the example categories of type of good or service, geographical region, and timing of transfer of goods or services to be relevant to the disaggregation of our contracts. Type of customer, type of contract, contract duration, and sales channels were not materially relevant disaggregation criteria for our contracts.

Considering all of this, we concluded that the disclosure for major sources of revenue that would be most meaningful to the users of our financial statements and best meet the disclosure requirements under ASC 606 would be the following elements that impact the economics of our contractual arrangements:

•	Products/services

•	Geographical region

•	Timing of transfer of goods or services

If you have any additional questions or comments, please feel free to contact me directly with any questions.

Sincerely,
/s/ Jawad A. Ahsan
Chief Financial Officer
Axon Enterprise, Inc.